

Mail Stop 3561

April 23, 2008

Mr. Ari Markow
President
Pride Business Development Holdings, Inc.
1230 Calle Suerte
Camarillo, CA 93012

      Re: Pride Business Development Holdings, Inc.
      Form 10-KSB for the Fiscal Year Ended December 31, 2005
      Filed June 1, 2006
      Form 10-QSB for the Quarterly Period Ended March 31, 2006
      Filed July 14, 2006
      Form 10-QSB for the Quarterly Period Ended June 30, 2006
      Filed August 23, 2006
      File No. 0-51107

Dear Mr. Markow:

      We have completed our review of your Form 10-KSB and related filings and have no further comments at this time.

                     Sincerely,

                     Jennifer Thompson
                     Accounting Branch Chief